 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Bowler, Edward J. (Last) (First) (Middle) 50 California Street 24th Floor (Street) San Francisco, CA 94111 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol U.S.I. Holdings Corporation USIH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/29/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option to Purchase Common Stock	$10.00	10/10/2002		A	V	100		(e)	10/22/2012	Common Stock	100		100	D
Restricted Stock Unit	1-for-1	10/10/2002		A	V	10,599		4/22/2003	4/22/2003	Common Stock	10,599		10,599	D
Option to Purchase Common Stock	$10.00	10/10/2002		A	V	78,927		10/22/2007 (a)	10/22/2012	Common Stock	78,927		78,927	D
Option to Purchase Common Stock	$10.00	10/10/2002		A	V	78,927		(b)	10/22/2012	Common Stock	78,927		78,927	D
Option to Purchase Common Stock	$10.00	10/22/2002		A	V	20,000		(c)	10/22/2012	Common Stock	20,000		20,000	D
Option to Purchase Common Stock	$10.00	10/22/2002		A	V	4,000		(d)	10/22/2012	Common Stock	4,000		4,000	D
Explanation of Responses:

(a) These options will vest at the end of five years. The vesting may be accelerated if pre-determined performance goals set by the Compensation Committee of the Board of Directors are met.

(b) These options will vest 25% on October 22, 2003 and the remainder will vest ratably over the subsequent 36 months.

(c) These options are 40% vested and the remainder will vest at a rate of 20% on December 1, 2002, 20% on December 1, 2003 and 20% on December 1, 2004.

(d) These options are 60% vested and the remainder will vest at a rate of 20% on July 1, 2003 and 20% on July 1, 2004.

(e) These options will vest 25% on October 22, 2003 and the remainder will vest 25% annually thereafter.

By: /s/ Edward J. Bowler 10/29/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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